Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ecolution Power Company
251 Little Falls Dr.
Wilmington, DE 19808
https://www.ecolutionpower.com/

Up to $617,997.26 in Class C Common Stock at $5.09
Minimum Target Amount: $123,994.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ecolution Power Company
Address: 251 Little Falls Dr., Wilmington, DE 19808
State of Incorporation: DE
Date Incorporated: June 09, 2020

Terms:

Equity

Offering Minimum: $123,994.40 | 24,360 shares of Class C Common Stock
Offering Maximum: $617,997.26 | 121,414 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $5.09
Minimum Investment Amount (per investor): $300.31

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Ecolution Power, you are eligible for additional bonus shares.

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive + 1% bonus shares.

Tier 2 | $1,000+

Invest $1,000+ and receive + 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive + 4% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive [Half-hour call/zoom with Exec. Chairman and CEO] + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive [One-hour call/zoom with Exec. Chairman and CEO] + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive [One-hour call/zoom with Chairman and CEO, Dinner invitation prototype showcase] + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Ecolution Power Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $5.09 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $509. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Since our founding in 2016, Ecolution Power Company's ("Ecolution" or the "Company") innovative entrepreneurs have focused on capturing and harvesting wasted kinetic energy from moving vehicles. We aim to create the world's largest decentralized power grid and help move smart cities and the transportation industry toward a net-zero carbon footprint. With our proprietary, patented Module Active Response System (MARS), our technology enables heavy-duty trailers, freight, light rail trains, and subway cars to generate clean, sustainable, and cost-effective energy while these vehicles are in motion. Harnessing Kinetic energy from moving transportation is the alternative energy solution the world has long been waiting for.

We exist to make transport a practical, profitable solution to the generation of clean energy. We do this by turning every train and truck/trailer into a mobile power station for clean energy, applying our 'MARS' discovery to recoup much of the kinetic energy from every journey, and taking power to where it's needed.

Our planned business model allows us to license our technology or sell energy, selling kWh just like any other power company today. We have three anticipated product categories: low-energy, medium-energy, and high-energy platforms.

Related Corporate Entity

The Company is the operating entity for developing and commercializing certain proprietary technology owned by Ecolution kWh, LLC, formed in Delaware on May 15th, 2020 ("the LLC"). The LLC was formed solely to develop and hold proprietary technology and is principally owned and managed by the Company's Executive Chairman and Board Director, Craig Bouchard; CEO and Board Director, Johanne Gabriel Medina Then and, CTO and Board Director, Johnny Then Gautier. Since 2020, the Company has had a worldwide, perpetual license to exploit the technology commercially.

The Company's Licensed IP

The company's IP portfolio includes twelve patents: four in the U.S., one in China, one in Germany, one in Russia, one in South Africa, one in Nigeria, one in Canada, one in Japan, and one in Saudi Arabia.

The global patent categories are as follows: Module Active Response System (MARS), Supplemental Generation of Energy in Vehicles (Anti-Slip), Magnetic Module Active Response System, and Supplemental Energy Generation and Storage for Trains.

Our first patent application (MARS) has been awarded five patents: three in the US, one in China, and one in Germany. Japan has given a "Notice of Allowance," and the patent is currently pending in Korea.

The Supplemental Generation of Energy in Vehicles (Anti-Slip) PCT provisional filing was completed in December 2022. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, and Saudi Arabia.

The Magnetic Module Active Response System PCT provisional filing was completed in January 2023. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, and Saudi Arabia.

The Supplemental Energy Generation and Storage for Trains PCT filing was completed in September 2020. By November 2020, we received the first positive opinion from PCT that all 21 claims pertaining to power generation in moving trains would be granted. So far, the US, South Africa, Nigeria, Russia, Japan, Canada, and Saudi Arabia have granted the patents. Australia has given a "Notice of Allowance". Patents are pending in ARIPO, EUIPO, United Kingdom, India, Korea, China, United Arab Emirates, Brazil, Indonesia, Mexico, and Hong Kong.

Competitors and Industry

Ecolution Power Company is entering an industry that involves capturing wasted kinetic energy in moving pickup trucks, trailers, and train cars using its patented Module Active Response System (MARS) technology. Its first-to-market focus is low-energy platforms, replacing the GENSET unit in reefer trailers as the competitive advantage of its first product.

A Transport Refrigerated Unit Generator Set (TRU GENSET) is a diesel-fueled generator specifically designed to power transport refrigeration units (TRUs) in vehicles like trucks, trailers, and shipping containers. These generator sets provide electricity to maintain the required temperatures for perishable goods such as food and pharmaceuticals during transportation. However, because they run on diesel fuel, TRU GENSET units are pollutive—they emit pollutants like nitrogen oxides (NOx), particulate matter (PM), and carbon dioxide (CO_2), contributing to air pollution and environmental concerns.

MARS Technology offers innovative energy solutions across three platforms: the Low-Energy Platform (MARS Reefers), the Medium-Energy Platform (MARS Road Ranger), and the High-Energy Platform (MARS Rail Cars). These products address critical needs in transportation and logistics by enhancing efficiency, sustainability, and operational effectiveness. This global opportunity analysis evaluates the market potential for MARS products, considering industry trends, market size, and growth drivers to identify opportunities worldwide.

Low Energy Platform: MARS Reefers

Global Opportunity Analysis for MARS Reefers

Overview of the Refrigerated Transport Market

The global refrigerated transport market is projected to grow significantly due to increasing demand for perishable goods, pharmaceuticals, and temperature-sensitive products. According to Grand View Research, the market size was valued at approximately USD 123.59 billion in 2023 and is expected to expand at a compound annual growth rate (CAGR) of around 8.6% from 2024 to 2030. Refrigerated Transport Market Size And Share Report, 2030 (grandviewresearch.com)

Market Drivers

● Rising Demand for Perishables: Growth in the food and beverage industry, particularly in emerging economies, increases the need for efficient cold chain logistics.

● Pharmaceutical Transport: The global pharmaceutical industry requires reliable temperature-controlled transportation for vaccines and medicines.

● Stringent Environmental Regulations: Governments worldwide enforce stricter emissions standards, driving the shift toward sustainable refrigeration solutions.

Competitors

Diesel-Powered Transport Refrigeration Units (TRU GENSETS)

Key Players: Thermo King, Carrier Transicold.

Strengths: Established technology, reliable performance, extensive service networks.

Weaknesses: High emissions, rising fuel costs, noise pollution, stricter environmental regulations.

Battery Electric Refrigeration Units

Key Players: Frigoblock, Zanotti.

Strengths: Reduced emissions, quieter operation, potential fuel cost savings.

Weaknesses: Limited battery life, higher upfront costs, charging infrastructure requirements.

Hydrogen-Powered Refrigeration Systems

Key Players: Companies like Plug Power are investing in hydrogen technology.

Strengths: Zero emissions at the point of use, high efficiency.

Weaknesses: High costs, limited hydrogen infrastructure, safety considerations.

Solar-Powered Refrigeration Systems

Key Players: SolarCool, SunDanzer.

Strengths: Renewable energy source, low operating costs.

Weaknesses: Weather-dependent efficiency, higher initial investment, and space requirements for solar panels.

Industry Market Growth and Trends

● Environmental Regulations Driving Change: Stricter emission standards encourage the adoption of cleaner refrigeration technologies.

● Rising Fuel Costs: Increasing diesel prices make alternative energy solutions more economically attractive.

● Technological Advancements: Improvements in energy storage enhance the viability of electric refrigeration units.

● Sustainability Demands: A growing emphasis on sustainability influences logistics companies to adopt greener methods.

● Retrofitting Opportunities: Significant market potential exists in upgrading existing diesel units with cleaner technologies.

Overview of MARS Reefers

MARS Reefers retrofit existing refrigerated trailers with innovative technology to enhance efficiency and reduce emissions. Upgrading diesel-powered units offers a sustainable and cost-effective alternative for refrigerated transport.

Advantages of MARS Reefers

● Cost-Effective Retrofitting: Reduces the need for expensive new equipment purchases.

● Emission Reductions: Significantly lower emissions compared to diesel-powered units, aligning with environmental regulations.

● Fuel Efficiency: Enhanced efficiency leads to lower operating costs over time.

● Minimal Infrastructure Changes: Unlike hydrogen systems, this does not require extensive new infrastructure.

● Competitive Edge: Offers a sustainable solution without compromising reliability and performance.

Medium Energy Platform: MARS Road Ranger

Global Opportunity Analysis for MARS Road Ranger

Overview of the Electric Vehicle (EV) Market

The global EV market is experiencing exponential growth. According to the International Energy Agency (IEA), almost 14 million new electric cars were registered globally in 2023, bringing their total number on the roads to 40 million, closely tracking the sales forecast from the 2023 edition of the Global EV Outlook (GEVO-2023). Electric car sales in 2023 were 3.5 million higher than in 2022, a 35% year-on-year increase. This is more than six times higher than in 2018, just five years earlier. In 2023, there were over 250,000 new registrations per week, more than the annual total in 2013, ten years earlier. Electric cars accounted for around 18% of all vehicles sold in 2023, up from 14% in 2022 and only 2% five years earlier, in 2018. These trends indicate that growth remains robust as electric car markets mature. Battery electric cars accounted for 70% of the electric car stock in 2023.[Trends in electric cars – Global EV Outlook 2024 – Analysis - IEA]

Market Drivers

● Government Policies and Incentives: Subsidies, tax breaks, and regulations promoting EV adoption are significant drivers.

● Environmental Concerns: Growing awareness of climate change encourages consumers and businesses to choose EVs over traditional vehicles.

● Advancements in EV Technology: Battery technology and charging infrastructure improvements make EVs more accessible.

Competitors

Traditional Towing Services

Key Players: AAA, local towing companies, and DOT state contractors.

Strengths: Established service's widespread availability.

Weaknesses: Time-consuming, costly, not energy-efficient.

Mobile Battery Pack Hauling

Key Players: SparkCharge, Blink Charging, Lighting eMotor.

Strengths: Immediate charging capabilities reduced wait times.

Weaknesses: Limited charging capacity and logistical challenges in transporting heavy batteries.

Diesel Generators

Key Players: Pioneer Power and various roadside assistance providers.

Strengths: Quick deployment, high power output.

Weaknesses: Emissions contradict the eco-friendly purpose of EVs and environmental concerns over their use.

Industry Market Growth and Trends

● Expanding EV Market: Rapid growth in EV adoption increases the need for specialized roadside assistance.

● Infrastructure Gaps: Coverage gaps in charging infrastructure necessitate mobile solutions like the MARS Road Ranger.

● Innovation in Mobile Charging: Development of faster, more efficient mobile charging technologies is a priority.

● Emphasis on Sustainability: Eco-friendly solutions are preferred, reducing the appeal of diesel-powered assistance.

● Regulatory Support: Policies promoting EV adoption support services that enhance the EV ownership experience.

Overview of MARS Road Ranger

The MARS Road Ranger is a mobile solution designed to rescue electric vehicles (EVs) stranded on highways, providing on-the-spot charging and enhancing the convenience and reliability of EV ownership. Refer to the USD 150 million National EV Road Ranger Program proposal to the Department of Energy (DOE)

Advantages of MARS Road Ranger

● Immediate Assistance: Provides on-the-spot charging without towing, saving time and reducing inconvenience.

● Sustainable Solution: Aligns with the environmental benefits of EVs by avoiding diesel generators.

● Enhanced EV Adoption: Addresses range anxiety and charging accessibility, improving consumer confidence.

● Operational Efficiency: Reduces logistical challenges associated with hauling heavy battery packs.

● Competitive Differentiation: Offers a unique, sustainable service that distinguishes it from traditional roadside assistance.

High Energy Platform: MARS Rail Cars

Global Opportunity Analysis for MARS Rail Cars

Overview of the Alternative Energy Market

The global alternative energy market is experiencing rapid growth due to increasing demand for clean and sustainable energy sources. Renewable energy capacity has expanded significantly, with solar and wind leading the way. However, challenges such as intermittency and infrastructure limitations persist. MARS Rail Cars introduce a novel approach by leveraging rail infrastructure to generate, store, and deliver energy, creating microgrids or connecting directly to the central grid.

According to the International Renewable Energy Agency (IRENA), global renewable energy capacity reached 3,372 GW in 2022, with expectations of continued growth as countries strive to meet climate goals [Record Growth in Renewables Achieved Despite Energy Crisis (irena.org)].

Market Drivers

● Global Decarbonization Efforts: Governments worldwide are committed to reducing greenhouse gas emissions, leading to increased investment in renewable energy and energy storage solutions.

● Rising Energy Demand: Global energy consumption is projected to grow due to population growth and economic development, especially in emerging economies [World Energy Needs and Nuclear Power - World Nuclear Association (world-nuclear.org)].

● Grid Modernization: Aging grid infrastructure necessitates modernization to improve reliability and accommodate distributed energy resources.

● Technological Advancements: Innovations in energy generation, storage, and distribution technologies make alternative energy solutions more viable and cost-effective.

Overview of MARS Rail Cars

These MARS Rail Cars generate renewable energy as they move along the rail network, capturing the energy produced through motion and storing it in Battery Energy Storage Systems (BESS). This transforms traditional rail cars into mobile sustainable energy generators, offering a decentralized and scalable solution for energy production, which can be integrated into broader energy infrastructure. Refer to the Rail-To-Grid Port Energy Transformation Initiative (R2G):

Opportunities for MARS Rail Cars

● Leveraging Existing Infrastructure: MARS Rail Cars utilize the extensive rail network to generate and distribute energy, minimizing the need for new infrastructure investments.

● Consistent Energy Generation: Unlike solar and wind, which are weather-dependent, MARS Rail Cars can provide consistent energy output synchronized with train operations.

● Microgrid Development: By delivering energy to train stations,

2023 and is projected to grow from USD 25.02 billion in 2024 to USD 114.05 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 20.88% from 2024 to 2032. The battery energy storage system market in the U.S. is projected to grow significantly, reaching an estimated value of USD 31.36 billion by 2032, driven by the integration of renewable energy sources like solar and wind, enhancing grid stability and resilience.[Battery Energy Storage Market Size, Share, Growth Report, 2032 (fortunebusinessinsights.com)]

Regional Opportunities

● North America and Europe: These regions' strong focus on renewable energy adoption and extensive rail networks make them attractive markets.

● Asia-Pacific: Rapid industrialization, expanding rail infrastructure, and increasing energy demand in countries like China and India present significant opportunities.

● Urban Centers: High energy consumption in urban areas enhances the value proposition of integrating MARS Rail Cars into city rail systems.

Comparison Vs Competitors

Conclusion

The MARS Technology products are well-positioned to capitalize on global market opportunities across multiple sectors:

● MARS Reefers (Low Energy Platform) can address the growing demand for sustainable refrigerated transport by offering environmentally friendly and cost-effective retrofitting solutions.

● MARS Road Ranger (Medium Energy Platform) meets a critical need in the expanding EV market by providing immediate roadside assistance through a mobile fast-charging network. Thus, it enhances the overall EV ownership experience and encourages further adoption.

● MARS Rail Cars (High Energy Platform) aligns with global efforts to decarbonize transportation by offering advanced, energy-efficient solutions for rail systems, especially in regions investing heavily in infrastructure modernization.

Ecolution's Strategy

● Market Penetration Strategy: Focus on regions with supportive policies and high demand for sustainable technologies.

● Partnerships and Alliances: Collaborate with industry leaders, government agencies, and environmental organizations to enhance market credibility and reach.

● Pilot Projects: Implement pilot programs strategically to demonstrate feasibility and benefits.

● Adaptation to Local Needs: Customize solutions to meet the specific requirements of different markets, considering regulatory and cultural factors.

● Innovation and R&D Investment: Continue to invest in research and development to maintain technological leadership and address emerging challenges.

Final Remarks

The global shift toward sustainability presents a significant opportunity for MARS Technology products. By leveraging their unique advantages and aligning with industry trends, MARS can be pivotal in transforming transportation and logistics sectors worldwide. Success will depend on strategic market entry, effective partnerships, and continuous innovation to meet the evolving needs of a dynamic global market.

Current Stage and Roadmap

Ecolution is in the pre-revenue stage of development with a functioning, proof-of-concept prototype.

In Q2 2023, Ecolution completed their first Wabash Truck Trailer Prototype in Greenville, SC, with their engineering partners and supporters, WABASH, D&Z, KTM Solutions, and Remark.

Low Energy Platform: On October 17th, 2023, Ecolution signed an LOI with the first MARS Reefer Customer, Avalon Wheeler Freight Services (Avalon). On September 7th, 2024, Avalon delivered the first reefer trailer to be retrofitted. This will be the first customer to buy the Low Energy Platform (MARS Reefer) product.

Medium Energy Platform: On June 12, 2023, Ecolution signed a LOI with the first MARS Road Ranger customer, Miller Electric (Miller). In October 2023, Miller delivered the vehicle to be retrofitted and converted with MARS technology. In October 2024, Ecolution submitted the National EV Road Ranger Program proposal.

High Energy Platform: On April 2024, the Ecolution Team had an in-person meeting with the Executive Chairman of the

Port Authority of New York and New Jersey (PANYNJ). Ecolution is in the fourth due diligence round. This potential partnership will enable Ecolution to do pilots showcasing its products and showcase to the world the introduction of a new source of alternative energy solution. Both parties are in discussions for Ecolution to initially provide up to 100 MW of electric power capacity, with such power to be generated from various sources, including moving vehicles such as trains, semi-trailers, and road rangers entering the port. Ecolution submitted the Rail-To-Grid Port Energy Transformation Initiative (R2G) to transform ports into sustainable energy hubs.

Patents: In 2024, five (5) patents were granted in the US, Germany, Japan, Canada and Saudi Arabia.

Prototype Pilots Showcase: Two cities are waiting for us: the City of St. Paul, MN, and City of Amarillo, TX. Ecolution is currently in the fourth round of due diligence with the Port Authority of New York and New Jersey (PANYNJ) where it plans to showcase its products.

Future Roadmap

Q4 2024: Complete the first MARS Reefer prototype with Avalon's reefer trailer in Greenville, SC. Our suppliers are Remark (Control Systems), Southeast Trailer Mart (STM) fabricator, assembly and integration.

Q1 2025: Complete the first MARS Road Ranger prototype with Miller Electric's truck in Greenville, SC. Our suppliers are Remark (Control Systems), Southeast Trailer Mart (STM) fabricator, assembly and integration.

Q2 2025: Expect to launch our $20M Series A Round to commercialize.

Q3 2025: Build the first MARS Rail Car prototype with WATCO and Sharma & Associates in Jacksonville, FL.

Q4 2025: Anticipate our first licensing revenue from MARS Reefers (Avalon) and MARS Road Rangers (Miller/DOE) products.

The Team

Officers and Directors

Name: Johanne Gabriel Medina Then

Johanne Gabriel Medina Then's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, and Board Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Johanne's role as the CEO is to execute the company's vision and strategy. I currently take a salary of $96,000 per year.

Name: Johnny Then Gautier

Johnny Then Gautier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Board Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Johnny leads the efforts to continue developing the technology, filing new patents for existing and new technologies, and leading the engineering teams to develop our MARS technology. I currently take a salary of $96,000 per year.

Name: Craig T. Bouchard

Craig T. Bouchard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman of the Board of Directors
  Dates of Service: June, 2020 - Present
  Responsibilities: Craig is actively involved in finance and strategy. Craig currently takes a salary of $96,000 per year.

Other business experience in the past three years:

- Employer: The Space Railway Corporation
  Title: Co-Chariman of the Board
  Dates of Service: May, 2022 - Present
  Responsibilities: Co-Chariman of the Board.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, purchasing any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company and the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit while still attracting business.

Any valuation is difficult to assess
The Company established the valuation for the offering. Unlike listed companies valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note you purchase cannot be resold for one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are few established markets for these securities, and there may never be one to facilitate their resale. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean energy technology industry. However, that may never happen or at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, obtaining credit on favorable terms is still a challenging environment. If we cannot receive credit when needed, we could be forced to raise additional equity capital, modify our growth plans, or take other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value due to this additional dilution. In addition, even if the equity is not priced lower, adding more investors would decrease your ownership percentage. If we cannot find additional investors willing to provide capital, then we may choose to cease our sales activity. In that case, our intellectual property could be the only asset remaining to generate a return on your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series occasionally with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock,

institutional or other investors may negotiate terms that are likely more favorable than your investment terms and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team regarding the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and based on management's best estimate of the probable results of our operations. They will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in the prototype phase and might never be operational products
It is possible that an operational product will never exist or that the product will never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our MARS Trailer. Delays or cost overruns in the development of our MARS technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, manufacturing difficulties, design changes, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock an investor buys has no voting rights. This means you will have no rights to dictate how the Company will be run. You trust management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of our company's creditors have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and, therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will gain traction in the marketplace at a faster rate than our current products. However, it is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies with products on the market and/or various product development programs. They may have better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us.

There can be no assurance that competitors will render our technology or products obsolete or that the products we created will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which its performance and future prospects can be evaluated. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and encounters competitors. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Since its inception, ECOLUTION POWER COMPANY has incurred a net loss and limited revenues. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have not yet generated any profits
ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which its performance and future prospects can be evaluated. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and enters competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Since its inception, ECOLUTION POWER COMPANY has incurred a net loss and limited revenues. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns twelve (12) patents, one (1) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to prosecute a multi-year litigation with an uncertain outcome successfully or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse implications for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we cannot enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may be unable to locate or attract qualified individuals for such positions when needed. We may also make hiring mistakes, which can be costly regarding resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we cannot attract, hire, and retain the right talent or make too many hiring mistakes, our business will likely suffer from not having the right employees in the correct positions at the right time. This would likely

adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products depends on outside government regulations such as the DOT (Department of Transportation, FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change, and if they do, the sale of products may no longer be in the Company's best interest. At such point, the Company may no longer want to sell the product, so your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will unacceptably perform them. We may experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. Disrupting these key or other suppliers' operations could materially and adversely affect our business. As a result, our reliance on third parties and their performance could adversely impact your investment.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management, or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may adversely affect your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the Company's best interests.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may invest in this offering. The amount raised will be reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Melva LLC (100% Owned and Managed by Johnny Then-Gautier)	1,082,772	Class A Common Stock	22.07%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 121,414 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 4,000,000 with a total of 3,961,361 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 600,000 with a total of 519,878 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class C Common Stock

The amount of security authorized is 650,000 with a total of 425,144 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

There are no material rights associated with Class C Common Stock.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the Company, you will have limited rights regarding the Company's corporate actions, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the Company's corporate actions.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of specific instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock - JCS Investment
  Type of security sold: Equity
  Final amount sold: $0.08
  Number of Securities Sold: 7,218
  Use of proceeds: R&D and Opex
  Date: December 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class C Common Stock - JCS Investment
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 62,500
  Use of proceeds: R&D and Opex
  Date: October 24, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 625,000
  Use of proceeds: R&D and Opex
  Date: October 24, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 25,000
  Use of proceeds: R&D and Opex
  Date: April 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class C Common Stock – Paragon PR LLC
  Type of security sold: Equity
  Final amount sold: $45,000.00
  Number of Securities Sold: 14,061
  Use of proceeds: R&D and Opex
  Date: October 21, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class C Common Stock – StartEngine Investors
  Type of security sold: Equity
  Final amount sold: $599,748.00

Number of Securities Sold: 178,618
Use of proceeds: R&D and Opex
Date: October 24, 2023
Offering exemption relied upon: Regulation CF

- Name: Class C Common Stock – StartEngine Capital LLC
  Type of security sold: Equity
  Final amount sold: $14,075.68
  Number of Securities Sold: 4,497
  Use of proceeds: R&D and Opex
  Date: October 24, 2023
  Offering exemption relied upon: 506(c)

- Name: Class C Common Stock – Jason Troilo
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,750
  Use of proceeds: R&D and Opex
  Date: August 14, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock – Pantek Partners Advisors, LLC
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,023
  Use of proceeds: R&D and Opex
  Date: February 27, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock – Melissa Ashurst
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,500
  Use of proceeds: R&D and Opex
  Date: February 27, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $7.60
  Number of Securities Sold: 68,576
  Use of proceeds: n/a
  Date: December 03, 2021
  Offering exemption relied upon: n/a

- Name: Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $2.80
  Number of Securities Sold: 25,265
  Use of proceeds: n/a
  Date: October 06, 2022
  Offering exemption relied upon: n/a

- Name: Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $3.60
  Number of Securities Sold: 32,483
  Use of proceeds: n/a
  Date: July 10, 2023
  Offering exemption relied upon: n/a

- Name: Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $0.80

Number of Securities Sold: 7,218
Use of proceeds: n/a
Date: April 30, 2024
Offering exemption relied upon: n/a

- Name: Class B Common Stock – Converge Government Affairs of Florida Inc.
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 7,500
  Use of proceeds: n/a
  Date: September 01, 2024
  Offering exemption relied upon: n/a

- Name: Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $4.80
  Number of Securities Sold: 43,311
  Use of proceeds: n/a
  Date: May 15, 2022
  Offering exemption relied upon: n/a

- Name: Class C Common Stock – Paragon PR LLC
  Type of security sold: Equity
  Final amount sold: $517,500.00
  Number of Securities Sold: 161,718
  Use of proceeds: R&D and Opex
  Date: July 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock – Marcela Segal
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 37,500
  Use of proceeds: R&D and Opex
  Date: November 18, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock – Marcela Segal
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,500
  Use of proceeds: N/A
  Date: November 18, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Revenue

The Company is currently pre-revenue.

Cost of sales

The Company has no cost of sales.

Gross margins

The Company has no gross margins.

Expenses

The Company's expenses encompass various components, including compensation and benefits, marketing expenses, fees for professional services and patents, research and development expenses, and travel expenses. In 2023, expenses increased by $28,959 compared to the previous year.

Additionally, total operating expenses decreased by $180,278 in 2023 compared to previous year and other expenses increased by $209,237 compared to 2022. Notably, this was due to the financing cost of $204,866 for the Reg. CF capital raise in StartEngine.

Advertising and marketing expenses increased by $72,019 in 2023 compared to 2022 due to marketing costs for the Crowdfunding campaign.

General and administrative expenses decreased by $51,658 compared to the previous year. This was mainly driven by the reduction of independent contractors' compensation, which decreased by $74,950 in 2023 compared to 2022.

Additionally, around $197,628 of the decrease in expenses can be attributed to slower research and development efforts due to a lack of capital.

Approximately $26,969 of the travel expense increase was due to business travel. Our leadership team is based in Naples, FL, while third-party engineers and facilities are in Greenville, SC. Travel was intense between Q1 and Q2 2023

It is important to note that during our early-stage development, our operational expenses represent what investors should anticipate as we continue to grow our company. We remain dedicated to optimizing our expenditures and achieving sustainable growth in the future.

Historical results and cash flows:

Net cash used in operating activities increased by approximately $127,232 from 2022 to 2023. This rise can primarily be attributed to various factors, including increased marketing expenses, fees for professional services and patents, research and development costs, and travel expenses. These operational expenditures reflect our commitment to driving growth and innovation within the company.

Furthermore, net cash in investing activities decreased by approximately $34,965 during the same period. This increase primarily stems from capitalizing existing and newly filed global patent applications, underscoring our dedication to protecting our intellectual property. As of now, the company has been granted twelve patents, five of which were issued in 2024.

There was an increase of approximately $146,564 in net cash provided by financing activities. This surge can be attributed to the StartEngine campaign and the conversion of all outstanding SAFEs.

As we move forward, the company will continue to pursue additional capital raises to support the scaling of our operations and fuel our growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 3, 2025, the Company cash is $106,777.90

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are essential to advancing our key initiatives, including completing prototypes, maintaining and expanding our patent portfolio, and driving overall growth. While the founders fund the company, these additional resources are crucial for accelerating our progress. We have also executed an agreement with ClearingBid to serve as our broker-dealer, which will assist us in raising additional funds after the StartEngine campaign and pave the way for our transition to becoming a public company.

Our cash-on-hand balance of $106,777.90 provides the company with a one-month runway.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds of this campaign are critical to our company's prototyping project plan. The funds raised on the StartEngine platform will be used to continue our prototyping and commercialization efforts.

Our current cash-on-hand balance represents less than 9% of the $1,235,000 target capital raise on StartEngine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six (6) months. This is based on a current monthly burn rate of $2,500.00 for expenses related to monthly subscription fees and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

Our CF funding is designed to provide the Company with one year of operating capital.

If we reach our full funding goal of $1,235,000, our annual projected operations anticipate payroll and benefits costs of ~$415,000. This is for three leadership team members.

Research and development expenses of ~$480,000, $240,000 for the commercial MARS Reefer trailer prototype with Avalon, and ~$240,000 for the MARS Road Ranger prototype with Miller Electric.

Operating expenses of ~$280,000. ~$126,000 attributed to legal and patent expenses, ~$102,000 for travel expenses.

~$60,000 for financial services, software subscription, website maintenance, and general supplies expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We've executed an agreement with ClearingBid to become our broker-dealer and help us raise funds after the StartEngine campaign. The initial funding target will be $3M. After that, we will raise between $20M and $50M to commercialize our company.

Indebtedness

- Creditor: Note Payable To the Executive Chairman
  Amount Owed: $83,564.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2026
  These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. As of December 31, 2023, the total ending principal balance of these notes was $71,562, with accrued interest totaling $12,001.

Related Party Transactions

- Name of Person: Craig T. Bouchard
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Bouchard provided a loan to the Company for $101,562.41. There are three promissory notes: Promissory Note 1 on 7/1/2020 for $75,562.41, Promissory Note 2 on 11/02/2020 for $25,000.00 and Promissory Note 3 on 7/06/2021 for $1,000.00.
  Material Terms: In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into three promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in

December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. These notes' total ending principal balance was $71,562 with accrued interest totaling $12,001 as of December 31, 2023.

Valuation

Pre-Money Valuation: $24,973,489.47

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,994.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Start Engine Service Fees
  94.5%
  Start Engine Service Fees

If we raise the over allotment amount of $617,997.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  34.5%
  Market and customer research, new product development, and market testing.

- Company Employment
  36.0%
  Maintain key operating and executive personnel.

- Patents & General Expenses
  23.0%
  Cover expenses for patent filings and maintenance, and ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ecolutionpower.com/ (https://ecolutionpower.com/annual-reports).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ecolutionpower

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Ecolution Power Company

[See attached]

Ecolution Power Company (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Auditor's Report

Years ended December 31, 2023 and 2022.



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Ecolution Power Company, Inc.

We have audited the accompanying consolidated statement of financial position of Ecolution Power Company, Inc. as of December 31, 2023 and 2022, and the related consolidated income statement, statement of changes in stockholder's equity, and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Opinion

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of The Ecolution Power Company, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 19, 2024
Vincenzo Mongio

Consolidated Statement of Financial Position

		As of December 31,		
		2023		2022
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	311,311	$	394,114
Accounts Receivable, Net of Allowance		34,006		-
Prepaid Expenses		24,616		43,515
Deferred Offering Costs		59,742		-
Other Current Assets		8,955		45,903
Total Current Assets		438,630		483,532
Non-Current Assets				
Intangible Assets, Net of Accumulated Amortization		258,966		182,233
Total Non-Current Assets		258,966		182,233
TOTAL ASSETS	$	697,596	$	665,765
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Liabilities				
Current Liabilities				
Accounts Payable	$	83,404	$	149,726
Other Current Liabilities		-		3,251
Total Current Liabilities		83,404		152,977
Long-term Liabilities				
Accrued Interest - Related Party		12,002		9,140
Notes Payable - Related Party		71,562		71,562
Total Long-Term Liabilities		83,564		80,702
TOTAL LIABILITIES		166,968		233,679
SHAREHOLDERS' DEFICIT				
Common Stock, Class A		72		10
Common Stock, Class B		11		8
Common Stock, Class C		43		-
Common Stock Subscription Receivable		(18)		(18)
Additional Paid in Capital		4,136,204		150,000
Future Equity Obligations (SAFE Notes)		-		2,212,500
Accumulated Deficit		(3,605,684)		(1,930,414)
Total Shareholders' Deficit		530,628		432,086
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	697,596	$	665,765

Consolidated Income Statement

	December 31, 2023	December 31, 2022
Revenue	$ -	$ -
Cost of Revenue	-	-
Gross Profit	$ -	$ -
Operating Expenses		
Advertising and Marketing	$ 211,468	$ 206,657
General and Administrative	585,433	627,039
Research and Development	178,086	408,431
Amortization	6,796	5,123
Total Operating Expenses	$ 981,783	$ 1,247,250
Operating Income (loss)	$ (981,783)	$ (1,247,250)
Other Income		
Interest Expense	$ 693,487	$ 3,398
Total Other Expense	$ 693,487	$ 3,398
Provision for Income Tax	$ -	$ -
Net Income (loss)	$ (1,675,270)	$ (1,250,648)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2023		Year Ended December 31, 2022	
OPERATING ACTIVITIES				
Net Income (Loss)	$	(1,675,270)	$	(1,250,648)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Amortization	$	6,796	$	5,123
Issuance of SAFEs for Services		150,000		
Discount on Conversion of SAFEs		690,625		
Changes in operating assets and liabilities:				
Accounts Receivable, Net of Allowance		(34,006)		-
Prepaid Expenses		18,899		43,212
Deferred Offering Costs		(59,742)		-
Other Current Assets		36,948		(45,904)
Accounts Payable		(66,322)		69,740
Other Current Liabilities		(3,251)		3,251
Net Cash provided by (used in) Operating Activities	$	(935,323)	$	(1,175,226)
INVESTING ACTIVITIES				
Intangible Assets	$	(83,529)	$	(115,273)
Net Cash provided by (used by) Investing Activities	$	(83,529)	$	(115,273)
FINANCING ACTIVITIES				
Future Equity Obligations (SAFE Notes)	$	400,000	$	1,180,000
Notes Payable - Related Party		2,862		(26,601)
Issuance of Common Stock, Net of Offering Costs		533,187		-
Net Cash provided by (used in) Financing Activities	$	936,049	$	1,153,399
Net Cash increase (decrease) for period	$	(82,803)	$	(137,100)
Cash at the beginning of period	$	394,114	$	531,214
Cash at end of period	$	311,311	$	394,114

Consolidated Statement of Changes in Shareholders' Equity (Deficit)

	Common A Stock		Common B Stock		Common C Stock		Common A Shares		Common B Shares		Common Stock Subscription Receivable	APIC, Net of Offering Costs	SAFE	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount					
Ending Balance 12/31/2021	905	$ 10	104	$ 1	-	$ -	1,000,000	$ -	-	$ -	$ (11)	$ 150,000	$ 1,032,500	$ (679,766)	$ 502,734
Issuance of Common Stock	-	-	210	7	-	-	-	-	-	-	(7)	-	-	-	-
Effect of 1:10 stock split	8,145	-	936	-	-	-	-	-	-	-	-	-	-	-	-
SAFE	-	-	-	-	-	-	-	-	-	-	-	-	1,180,000	-	1,180,000
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,250,648)	(1,250,648)
Ending Balance 12/31/2022	9,050	$ 10	1,250	$ 8	-	$ -	1,000,000	$ -	-	$ -	$ (18)	$ 150,000	$ 2,212,500	$ (1,930,414)	$ 432,086
Issuance of SAFE	-	-	-	-	-	-	-	-	-	-	-	-	550,000	-	550,000
SAFE Conversion	625,000	62	-	-	238,279	24	-	-	-	-	-	3,453,039	(2,762,500)	-	690,625
Issuance of Common Stock	-	-	32,483	3	182,278	18	-	-	-	-	-	617,712	-	-	617,733
Offering Costs	-	-	-	-	4,497	1	-	-	-	-	-	(84,547)	-	-	(84,546)
Effect of 1:360.92397 Split	3,257,311	-	449,904	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,675,270)	(1,675,270)
Ending Balance 12/31/2023	3,891,361	$ 72	483,637	$ 11	425,054	$ 43	1,000,000	$ -	-	$ -	$ (18)	$ 4,136,204	$ -	(3,605,684)	$ 530,628

Ecolution Power Company
Notes to the Audited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC ("the LLC"), a Limited Liability Company formed in Delaware on May 15th, 2020, for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, the LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The MARS technology harvests kinetic energy from moving train cars and truck trailers, generating affordable clean electricity which is downloaded into a micro-grid at the train station, at buildings in the city, or placed directly into the central electric grid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The Company analyzed its business relationship with the LLC under the guidance in ASC 810, "Consolidation", and has determined that the LLC is a variable interest entity (VIE) due to the fact that the Company is the primary beneficiary of the LLC's patents and trade secrets and is commonly controlled. As such, the consolidated financial statements include the financial results of the LLC.

In September 2020, the Company entered into a perpetual, irrevocable, world-wide, and exclusive license agreement with the LLC for its technology, which the Company may sublicense to other entities. The Company shall pay the LLC a non-refundable royalty of 3% of net sales of all licensed products and services. Furthermore, the Company shall pay the LLC an additional 3% of any and all sublicensing revenue generated by entities that were granted the right to sublicense all or any of the Company's licensed rights to the licensed products and services.

All significant intercompany accounts and transactions have been eliminated at consolidation. Amongst these transactions were the licensing fees incurred by the Company and paid to the LLC in the respective amount of $97,950 and $186,000 as of December 31, 2023 and 2022, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had a consolidated cash balance of $311,311 and $394,114 as of December 31, 2023 and 2022, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Prepaid Expenses

The Company recognizes prepaid expenses related to patent annuities and insurance premiums that provide benefits for a period of time extending past the reporting period. These prepaid expenses are being amortized to each respective expense over the applicable periods as the related services are provided. As of December 31, 2023 and 2022, the remaining balance of prepaid expenses amounted to $24,616 and $43,515, respectively.

Intangible Assets

The Company's intangible assets consist of a corporate website and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 3 years. The ending balance of this asset was $5,100 and $6,630 as of December 31, 2023 and 2022, respectively.

Additionally, the Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the costs incurred in connection with the registration of patents. The Company capitalizes costs incurred in connection with the registration and defense of patents for intellectual property. This cost is capitalized and amortized only once the patent is granted and is amortized over the life of the patent. Management periodically reviews capitalized fees for any potential impairment. The Company currently has five patents that have been awarded across several countries consisting of the United States, China, Russia, and Nigeria. During 2024, two patents were granted in United States including the first US patent for train application. The life of those patents ranges from 10-20 years and, once a patent is issued, the Company amortizes the cost of the issued patent using a straight-line method over the remaining life. As of December 31, 2023 and 2022, the Company has capitalized a total cost of $257,138 and $176,985 has accumulated amortization totaling $3,273 and $1,383, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

For the fiscal year, Research and Development (R&D) expenses covered the successful completion of the first trailer prototype and subsequent road testing. These efforts confirmed the functionality and efficiency of the MARS technology. Such activities are crucial to the Company's commitment to innovation and product development. The incurred R&D expenses represent the Company's investment in validating the prototype's functionality and safety, positioning it for potential commercialization.

Equity Based Compensation

In 2020, the Company authorized its Ecolution Power Company 2020 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. Awards may be granted in the form of Stock Options, Restricted Stock Awards, or Restricted Stock Units ("the Awards). A total of 15% of shares of Class B Common Stock shall be available at all times for the grant of Awards under the Plan. In August and September of 2020, the Company granted a total of 234,600 (as adjusted for the stock split) shares of Class B Common Stock in the form of Restricted Stock Awards. These Awards were granted with par values of $0.0001 and fair market values of $0.01 per share for a total of $0.65. Of the total 234,600 (as adjusted for the stock split) Restricted Stock Awards, 18,046 (as adjusted for the stock split) vested immediately at grant date, and 216,554 (as adjusted for the stock split) shall vest at a rate of three and one-third (3-1/3) upon the one-year anniversary of grant date, and then ratably over the next 24 months until fully vested. All stock awards were fully vested as of December 31, 2023.

In July of 2023, the Board determined that it was in the best interests of the Corporation to affect a 1-for-360.92377 stock split of its shares as discussed in detail in Note 6, below.
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Earnings Per Share

Due to the multiple stock splits during the reported periods, the cost per share of certain transactions has been significantly adjusted. The first stock split was a 1-for-10 reverse split completed in April of 2022, followed by a second 1-for-360.92377 reverse split in July of 2023. These adjustments have substantially altered the share structure and the associated cost per share figures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (Continued)

For instance, the original cost per share, adjusted for the aforementioned splits, amounts to approximately $0.0001108 per share. For the purposes of these financial statements, this value has been rounded to $0.0001 per share, in line with our policy to present figures that are both meaningful and practical for our users' understanding. The impact of these stock splits has been retroactively applied to all share and per share information presented in the financial statements to ensure comparability across periods. This approach aligns with U.S. GAAP requirements for reflecting changes in share count and structure in a manner that is clear and consistent for the users of the financial statements.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2023 and 2022, the Company had loans payable to its Chairman. Please refer to Note 5 - "Liabilities & Debt" for detailed information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES & DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE)

Through December 31, 2023 the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. In some of the agreements, the investor has the right to future equity in the Company in the same class and series of shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. Certain versions of the Simple Agreement for Future Equity (SAFE) issued by the Company grant investors the option to convert their investment into shares of the Company's stock upon specific triggering events. These triggering events include an equity financing, liquidity event or a dissolution event. These conversion rights allow for the conversion into Class A Common Stock, which carries voting rights, or Class B Common Stock, which is non-voting, or Class C Common Stock, which is non-voting. The discount price means the lowest price per share of the Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The agreements are not subject to a valuation cap. Furthermore, the Company has granted certain SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.0001 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. In December 2021, a SAFE investor subscribed to 68,576 shares of Class B Common Stock for a total purchase price

NOTE 5 – LIABILITIES & DEBT (CONTINUED)

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) (Continued)

of $0.76. During 2022, two SAFE investors subscribed to 7,218, 43,311, and 25,265 shares of Class B Common Stock for a total purchase price of $0.08, $4.80 and $2.80 respectively.

During 2023, the Company issued three additional SAFE agreements under the same terms as noted above for a total of $550,000 and granted one of the SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.0001108 per share. This investor was required to pay the Company the subscription amount along with their original SAFE purchase price. The SAFE investor subscribed to a total of 32,483 shares of Class B Common Stock for a total purchase price of $3. Payment for the shares has not been received and the receivable amount is classified as a subscription receivable.

Due to the equity financing that occurred in 2023 in connection with the Regulation Crowdfunding campaign, all SAFE investments automatically converted to 625,000 shares of Class A Common Stock and 238,279 shares of Class C Common Stock with a total conversion value of $3,453,125. Of this amount, $2,762,500 was the actual conversion of the SAFE investments which were made and an additional $690,625 was recorded as an interest expense to recognize the discount at conversion of 20%.

Note Payable to Chairman

In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. During 2022, the Company repaid $30,000 towards the principal balance and a total principal balance of $71,562 remained as of December 31 2023 and 2022. Further, these loans had an accrued interest balance of $12,002 and $9,140 as of December 31, 2023 and 2022, respectively.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2023	-
2024	-
2025	-
2026	71,562
2027	-
Thereafter	-

NOTE 6 – EQUITY

Capital Structure

Upon incorporation, the Company authorized 1,000 shares of Common Stock with a par value of $0.0001 per share. In July of 2020, the Company amended its articles of incorporation and authorized 1,000 shares of Class A Common Stock and 1,000 shares of Class B Common Stock with a par value of $0.0001, each. Shares of Class A Common Stock are voting and shares of Class B Common Stock are non-voting.

In April 2023, the Board determined that it was in the best interests of the Corporation to effect a 1-for-10 stock split of its shares of Class A Common Stock (voting), par value $0.0001 per share ("Class A Common Stock"), and Class B Common Stock (non-voting), par value $0.0001 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), in the form of a 1,000% stock dividend (the "Stock Split"); in order to

NOTE 6 – EQUITY (CONTINUED)

Capital Structure (Continued)

provide sufficient authorized and unissued shares of Common Stock to effect the Stock Split, the Board determined that it is in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to increase the number of authorized shares of Class A Common Stock from 1,000 to 20,000 and the number of authorized shares of Class B Common Stock from 1,000 to 20,000.

In July of 2023, the Board authorized and executed a written consent and the Company filed three amendments to its articles of incorporation to create a non-voting Class C Common Stock and authorize 650,000 shares to become available for issuance. Further, it was authorized that the Company complete a stock split of 1 to 360.92397 of Class A Common Stock and Class B Common Stock. To provide sufficient authorized and unissued shares to affect this stock split, the Board has declared that it is in the Company's best interest to amend its Certificate of Incorporation to increase the number of authorized shares of Class A and Class B Common Stock to the respective amounts of 3,900,000 and 509,000 shares. All shares of Common Stock have a par value of $0.0001.

Class A Common Shareholders shall be entitled to one vote per share, and Class B and Class C Common Shareholders shall not be entitled to vote. Both classes of shares shall be identical in all other respects. Any and all distributions shall be made at such times and in such amounts as determined by the Board of Members to the Shareholders on a pro rata basis in accordance with their shares. Right, obligations, preferences and limitations have not been established by the LLC.

In July of 2023, Aligned with this proposed increase, the Board decided to ratify its Equity Incentive Plan to provide for 483,638 shares of Class B Common Stock to be readily available for the grant of awards (please see "Equity Based Compensation" note for further information).

Stock Issuances

As of December 31, 2021, there were 3,266,362 (as adjusted for the stock split) shares of Class A Common Stock and 375,361 (as adjusted for the stock split) shares of Class B Common Stock issued and outstanding.

In 2022, the Company sold 75,794 shares of Class B Common Stock at a price per share of $.04 for total proceeds of $7. The cash has not been received for that sale as of December 31, 2023 and the amount receivable is recorded as a subscription receivable for both years ending 2023 and 2022.

In 2023, the Company sold 32,483 shares of Class B Common Stock at a price per share of $.0001108 for total proceeds of $3. The Company also raised investment capital via a Regulation Crowdfunding campaign in which it sold 149,937 shares of Class C Common Stock at a price per share of $4 for total proceeds of $599,748. The Company issued 32,341 shares of Class C Common Stock as a bonus in connection with the sale of its equity. This resulted in a discount on the sale of shares totaling $114,724. Further, as a commission payment in connection with its Regulation Crowdfunding campaign, the Company issued 4,497 shares of Class C Common Stock having a value of $17,988 and recognized as an offering cost. The Company incurred an additional $66,599 in offering costs in connection with the sale of equity and these are recognized as offering costs.

In 2023, the Company also triggered the conversion of SAFE investments to 625,000 shares of Class A Common Stock and 238,279 shares of Class C Common Stock with a total conversion value of $3,453,125. Please refer to Note 5 – "Liabilities and Debt" for detailed information on the conversion.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 16, 2024, the date these financial statements were available to be issued.

In February of 2024, the Company granted 21,523 shares of Class B Common Stock to consultants in consideration for services rendered to the Company.

In March of 2024, two patents were granted in the US. The first is a continuation and improvement of the original

NOTE 7 – SUBSEQUENT EVENTS (CONTINUED)

MARS patent. The second patent is the first train patent issued in the United States.

In April of 2024, an investor purchased 25,000 shares of Class A Common Stock of the Company for a purchase price of $4.00 per share, or $100,000 in the aggregate, and 7,218 "bonus shares" of Class B Common Stock (Non-voting) of the Company for a purchase price of $0.0001108 per share, or $0.80 in the aggregate.

On April 2024, Ecolution met with the Port Authority of New York and New Jersey (PANYNJ) management team to advance a potential partnership. Currently, in its fourth round of due diligence, Ecolution aims to pilot its alternative energy solutions at the port, initially providing up to 100 MW of power from multiple sources, including moving vehicles such as trains, semi-trailers, and road rangers. As part of this phase, Ecolution submitted its Rail-To-Grid Port Energy Transformation Initiative (R2G), designed to convert ports into sustainable energy hubs.

In May of 2024, three patents were granted in Germany, Canada and Japan.

In June of 2024, the schematic and integration design of the MARS Road Ranger were completed. The first MARS Road Ranger is expected to be completed during Q1 2025.

In August of 2024, one patent was granted in Saudi Arabia.

In August of 2024, the Company issued 3,750 shares of Class C Common Stock to an investor as additional bonus shares in connection with the Regulation Crowdfunding.

In September of 2024, the Company entered into a consulting agreement and granted the consultant 7,500 shares of Class B Common Stock in consideration for services rendered to the Company.

In September of 2024, Avalon Wheeler Freight Services (AWFS) delivered the first reefer trailer to be retrofitted. This will serve as the first case study for the Low Energy Platform (MARS Reefer) product. The first MARS Reefer prototype is expected to be completed during Q4 2024.

In October of 2024, the Company engaged Clearing Bid as its broker dealer to raise capital after the December 2024 Start Engine campaign is closed.

In November of 2024, one patent was granted in Australia.

In November of 2024, an investor purchased 37,500 shares of Class A Common Stock of the Company for a purchase price of $4.00 per share, or $150,000 in the aggregate, and 7,500 "bonus shares" of Class A Common Stock of the Company for a purchase price of $0.00 per share, or $0.00 in the aggregate.

In December of 2024, the Company plans to launch a second campaign in Start Engine to raise $1,235,000 at $5 per share of Class C Common Stock with a pre-money valuation of $25,000,000. The campaign is expected to go live mid-December 2024 and close by March 2025.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/ or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. During the next twelve months, the Company intends finance its operations with remaining funds as of 12/31/2023 and from pre- series A $1.235M equity financing launch by December 31st, 2024. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Transforming commercial vehicle fleets into large-scale clean energy power plants.

Ecolution Power aims to lead the kinetic energy sector with its patented Module Active Response System (MARS), designed to transform moving vehicles into mobile power plants capable of distributing energy efficiently. Having completed successful prototypes and partnerships with U.S. cities and industry leaders, such as Nvidia, the company is preparing for commercialization, aiming to contribute to the evolution of the transportation and energy markets.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Driving the Future of Clean Energy
Turning Mobility into a Sustainable Power Source
Ecolution's advanced technology transforms every mile into clean, renewable energy. Join us on the road to a zero-emission future, where transportation fuels a sustainable tomorrow.

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REASONS TO INVEST



Ecolution Power's patented MARS technology turns kinetic energy from moving vehicles into clean large-scale electricity

—a potential groundbreaking solution for the lack of affordable energy worldwide.

Ecolution Power targets smart cities prioritizing data centers, cold-chain logistics, EVs, and alternative energy markets - a TAM collectively projected to exceed $5.4 trillion by 2032 with CAGRs up to 21.5%.

With its seed round and initial round on StartEngine being successful, strategic partnerships have been formed with St. Paul, Minnesota., Amarillo, Texas, Nvidia, Wabash National, Miller Electric, and Avalon Wheeler Freight Services (first major refrigerated trailer customer), Ecolution is positioned to introduce its technology globally, aiming to enhance energy production efficiency and offer opportunities for cost optimization in the transportation sector.

TEAM



Johanne Gabriel Medina Then • CEO, Co-Founder, and Director

With over 20 years of senior management experience across real estate, finance, and operations, Johanne brings strategic vision and leadership to Ecolution. Johanne played a pivotal role in securing $180 million in funding for previous ventures and has extensive experience in managing large-scale financial and operational strategies. His commitment to changing the world drives Ecolution's mission to make energy available wherever it is needed.

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Johnny Then-Gautier • CTO, Co-Founder, and Director

Inventor of Ecolution's patented Module Active Response System (MARS), Johnny is the technical force behind the company's innovative kinetic energy solutions. With a background in international relations and years dedicated to optimizing zero-emission power generation, he's the creative mind pushing the boundaries of sustainable energy in the Global transportation sector.

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Craig T. Bouchard • Executive Chairman of the Board and Co-Founder

Craig is an entrepreneur and has won three hostile proxy contests on Wall St. and rang the NASDAQ bell twice. He holds an MBA from the University of Chicago and has served on the boards of major institutions like Esmark, Inc., New York REIT, and Boston University. Craig's experience in building billion-dollar companies provides Ecolution with unparalleled strategic guidance.

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Jason Troilo • Advisory Board Member

With 25+ years of global purchasing experience, Jason is the President of Javelin Southern Incorporated. His procurement and supply chain management background for major firms like Axalta and Sherwin-Williams strengthens Ecolution's approach to low-cost operations and strategic partnerships.

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Ernest Matsuo Higa • Advisory Board Member

As the Chairman and CEO of Higa Industries and a well-known entrepreneur in the Japanese food industry, Ernest brings a wealth of experience in strategic planning and business development. A graduate of the Wharton School, his expertise in international business and finance supports Ecolution's mission of scaling globally.

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Richard Giromini • Advisory Board Member

Is an industrial manufacturing veteran with over 40 years in automotive and commercial transportation. He led Wabash National Corporation as CEO from January 1, 2007, to June 1, 2018, guiding it to become a $2 billion+ public company with record revenue and profitability, emphasizing safety, operational excellence, continuous improvement, innovation, and strategic growth.

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William Farley • Advisory Board Member

Owns Liam Ventures, Inc., a private equity firm investing in health, communications, and technology. He founded and led Fruit of the Loom, Inc. from 1986 to 1999, growing from a $500 million domestic underwear company to a global apparel leader with $2.3 billion in sales before its sale to Berkshire Hathaway for $1 billion in 2002.

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Randolph C. Read • Advisory Board Member

He is an experienced executive who has served as President and CEO of Nevada Strategic Credit Investments since 2009. He also chairs New York REIT, overseeing assets like Worldwide Plaza in New York City. He leads the Audit Committee at SandRidge Energy and co-chairs the Special Committee at Luby's. His career includes significant roles at Knowledge Universe, The Greenspun Corporation, Wynn Development Co., and several Fortune 500 companies.

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Jack M. Greenberg • Advisory Board Member

Former Chairman and CEO of McDonald's Corporation. His experience in leading billion-dollar corporations provides Ecolution with insights into global operations, food, logistics, and corporate governance, reinforcing the company's commitment to sustainable growth. Ecolution aspires to play a significant role in delivering food and medicine via refrigerated trailers. Jack's guidance is invaluable.

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THE PITCH

Ecolution Power is revolutionizing clean energy by capturing kinetic energy from moving vehicles through its patented MARS technology. With over $3M raised, 13 global patents in nearly all the major countries utilizing electric technologies, and partnerships with U.S. cities like St. Paul, MN, and Amarillo, and Texas.

Positioned to disrupt the renewable energy landscape, Ecolution's technology is designed to transform transportation into a sustainable power source for a greener future.

Ecolution is advancing across all energy platforms with key partnerships and initiatives. In Low Energy Platform, Ecolution is working with Avalon Wheeler Freight Services (AWFS) in the Innovative Clean Energy for Cold-Chain Efficiency Project (ICE) to deliver our first MARS Reefer prototype which is anticipated to be completed during January 2025. Ecolution has completed roughly 80% of the prototype as of December 2024. For Medium Energy Platform, Ecolution is collaborating with Miller Electric toward the MARS Road Ranger prototype in Q1 2025; Ecolution is in discussions with the DOE for the National EV Road Ranger Program. In High Energy Platform, Ecolution is in advanced discussions with the Port Authority of New York and New Jersey (PANYNJ) to potentially supply large scale of clean energy from moving vehicles, as part of our Rail-To-Grid Port Energy Transformation Initiative (R2G).

Scalable and Flexible

MARS technology begins with trucks, trains and refrigerated trailers, making them profitably become mobile power plants. Future markets include data centers, marine, and aerospace.



Patented Innovation

Ecolution has been granted patents in the US, Canada, China, Japan, Germany, Saudi Arabia, Russia, Australia, Nigeria and South Africa.

Proven Traction

Over $3M raised, and partnerships established with major U.S. cities demonstrate momentum.



Leadership

Our team combines decades of experience with successful billion-dollar exits to drive success.

Total Addressable Market

$5.4 Trillion. Ecolution can



make a difference in the global energy, data, and transportation markets.

Transforming Transportation
Ecolution's MARS technology converts vehicle motion into clean, renewable energy on the go.

Driving Sustainability
Reducing emissions while powering a greener future through innovative and scalable solutions.

THE PROBLEM & OUR SOLUTION

The Problem

The electric grid is forty years old and failing across the United States. The grid is nonexistent in large swathes of the world. At least over the next 10 years the demand for energy around the world far exceeds the supply. There are very few coals, natural gas, or nuclear power plants even in the planning stages in the world. Existing renewable energy methods, like solar and wind, come with challenges—high infrastructure costs, dependency on weather, and limitations in accessibility, especially for transportation. Ecolution exists to bridge this gap providing scalable energy wherever needed.

Our Solution

At Ecolution Power, we've boldly taken up the challenge to transform the world's energy landscape. Ten years ago, we envisioned a revolutionary way to recapture and recycle energy from the movement of cars, trucks, refrigerated trailers, and trains. Today, through our proprietary MARS technology, we're turning that vision into reality by capturing kinetic energy from moving vehicles, enabling transportation companies to generate, store, and distribute sustainable energy while reducing capital and operating costs and minimizing environmental impact.



With our significant big brother technology partner Nvidia, we want to play an important role in powering data centers that are rapidly being built worldwide. At the GTC2024, Nvidia proposed that Ecolution build a digital twin of the train network for Nvidia's Omniverse AI platform.

THE MARKET & OUR TRACTION

The Markets Gaining Power

Ecolution is at the forefront of major global trends: generating energy and moving it to where it is needed. The alternative energy market is valued at $293.58 billion in 2023 and is projected to reach $862.33 billion by 2032, growing at a CAGR of 9.47% (Source). The electric vehicle (EV) market stood at $618.9 billion in 2023 and is expected to surge to $3,877.2 billion by 2032, with a CAGR of 21.5% (Source). Additionally, the cold chain market, crucial for refrigerated transportation, is currently $123.59 billion in 2023 and projected to grow to $717 billion by 2032 at a CAGR of 13% (Source). Ecolution intends to explore revenue opportunities through its patented MARS technology, which is designed to recycle energy from moving vehicles. This enables us to license our technology and sell kilowatt-hours (kWh) of energy; much like electric companies sell energy from solar or wind farms. We aim to target smart cities and businesses worldwide that value sustainable energy. With the global smart city platform market projected to reach $708.8 billion by 2031 (Source), Ecolution is well-positioned in a growing market.

$5.4 Trillion
Combined projected value of the alternative energy, EV market, cold-chain market, and global smart city platform market by 2030.

The markets are expanding, creating immense opportunities for scalable solutions like Ecolution Power's patented MARS technology.


22.1%


70%

70% Energy Recovery Efficiency Ecolution MARS system captures and converts kinetic energy at unprecedented efficiency rates.

Vision for Growth

Ecolution Power aims to revolutionize how transportation generates and utilizes energy. By transforming vehicles into mobile power plants, we are reducing emissions, driving sustainability, and leading the clean energy revolution.

Notable Investors and Strategic Partners

 

A key backer supporting Ecolution's innovation in renewable energy technologies.

Notable Partnerships

 

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

Years in Industry: With 200+ years in senior roles, the leadership team combines practical experience in scaling and commercializing sustainable technologies.

First Customer: Avalon Wheeler Freight Services (AWFS) has entered a LOI to become the first customer in the refrigerated trailer industry. City of St. Paul, MN., and the City of Amarillo, TX., have entered LOIs to become our first smart cities customers.

WHY INVEST

Investing in Ecolution Power means backing a transformative solution to the world's urgent energy challenges. Our patented Module Active Response System (MARS) provides clean, reliable energy exactly where and when it's needed most by recycling kinetic energy from moving vehicles. We've secured patents across key countries—including the U.S., Canada, Brazil, Germany, Saudi Arabia, Japan, Russia, and China—all facing insufficient clean energy, inadequate infrastructure, and a critical need for affordable fast-charging solutions for electric vehicles.

Our strong partnerships amplify our impact. Collaborations with industry leaders like Nvidia, Wabash National, WATCO, and Miller Electric enhance our technological capabilities and market reach. Additionally, the City of St. Paul, MN, and the City of Amarillo, TX have signed Letters of Intent, demonstrating tangible support and demand for our innovative solutions. Together, we're turning transportation into a source of sustainable energy, propelling smart cities toward a net-zero carbon future.

By investing in Ecolution, you're joining a mission to revolutionize the global energy landscape and create a cleaner world for all.



ABOUT

HEADQUARTERS

**251 Little Falls Dr.
Wilmington, DE 19808**

WEBSITE

View Site ⬈

Ecolution Power aims to lead the kinetic energy sector with its patented Module Active Response System (MARS), designed to transform moving vehicles into mobile power plants capable of distributing energy efficiently. Having completed successful prototypes and partnerships with U.S. cities and industry leaders, such as Nvidia, the company is preparing for commercialization, aiming to contribute to the evolution of the transportation and energy markets.

TERMS

Ecolution Power

Overview

PRICE PER SHARE
$5.09

VALUATION
$24.97M

DEADLINE ⓘ

FUNDING GOAL ⓘ

Jan. 15, 2025 at 7:22 PM UTC   **$124K - $618K**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$300.31	**Equity**

MAX INVESTMENT ⓘ	SHARES OFFERED
$617,997.26	**Class C Common Stock**

MIN NUMBER OF SHARES OFFERED
24,360

MAX NUMBER OF SHARES OFFERED
121,414

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$697,596	$665,765
Cash & Cash Equivalents	$311,311	$394,114
Accounts Receivable	$34,006	$0
Short-Term Debt	$83,404	$152,977
Long-Term Debt	$83,564	$80,702

Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,675,270	-$1,250,648

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Ecolution Power, you are eligible for additional bonus shares.

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive + 1% bonus shares.

Tier 2 | $1,000+

Invest $1,000+ and receive + 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive + 4% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive [Half-hour call/zoom with Exec. Chairman and CEO] + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive [One-hour call/zoom with Exec. Chairman and CEO] + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive [One-hour call/zoom with Chairman and CEO, Dinner invitation prototype showcase] + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Ecolution Power Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $5.09 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $509. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ^

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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